ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill / Celeste Murphy – Legal
Christine Wong / Mary Mast – Accounting

Re:	LianBio

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted September 2, 2021

CIK No. 0001831283

Ladies and Gentlemen:

On behalf of LianBio (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the above-referenced Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 (the “registration statement”) confidentially submitted to the Commission on September 2, 2021. Amendment No. 3 reflects revisions to Amendment No. 2 made in response to the comment letter to Yizhe Wang, Ph.D., Chief Executive Officer of the Company, dated September 14, 2021, from the staff of the Commission (the “Staff”), as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated September 14, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 3. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 3.

Securities and Exchange Commission	- 2 -	September 21, 2021

Cover Page

1. We note your response to prior comment 1 and we reissue. Please revise your cover page to provide prominent disclosure about specific legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your cover page disclosure should:

•

Make clear whether these risks could result in a material change in your operations and/or the value of your ADSs, could significantly limit or completely hinder your ability to offer or continue to offer securities to investors, and could cause the value of such securities to significantly decline or be worthless.

•

Address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or antimonopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Additionally, your prospectus summary should be revised to address in greater detail, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 3 to add additional prominent disclosure describing the specific legal and operational risks associated with having the majority of its operations in China. In addition, the Company has revised pages 8 through 10 of the prospectus summary to provide greater detail on the risks highlighted on the prospectus cover page, as well as other risks associated with conducting business in China.

2. We note your response to prior comment 2 and we reissue in part. On the cover page itself, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. To that end:

•

Clearly disclose that investors in the ADSs are purchasing equity securities of LianBio, a Cayman Islands exempt holding company, rather than equity securities of your subsidiaries that have substantive business operations in the U.S. and China.

•

Please identify the names of the subsidiaries that conduct your operations in the U.S. and China as you have in your organization structure chart, and indicate whether in the prospectus you will refer to LianBio and its subsidiaries, including but not limited to its operating company subsidiaries, as a group.

Securities and Exchange Commission	- 3 -	September 21, 2021

Response to Comment 2:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 3 to specify that references to “LianBio” refer to the holding company, together as a group with its subsidiaries, including its operating company subsidiaries, and to specify the subsidiaries that conduct the Company’s business operations.

Prospectus Summary, page 1

3. We note your response to prior comment 4 and we reissue in part. We note that you have revised your disclosure on page 8 to describe potential permissions required from PRC entities to issue your ADS securities to foreign investors. Please further revise your prospectus summary to disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and affirmatively state whether you and your subsidiaries have received each such requisite permissions and whether any such permissions have been denied.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 9 of the prospectus summary, under the sub-heading “Recent regulatory developments,” to specify that, as of the date of the prospectus, neither the Company nor any of its subsidiaries is currently required to obtain permission from PRC entities to operate its business or issue the ADSs to foreign investors.

4. We note your response to prior comment 5 and we reissue in part. In the prospectus summary itself, please expand your disclosure regarding how cash is transferred through your organization to:

•

Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries during the time period covered by your registration statement, and direction of transfer. If no such flows or transfers occurred, please so state.

•

Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. If no such dividends or distributions have been paid, please so state.

•	Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

•	Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Securities and Exchange Commission	- 4 -	September 21, 2021

Response to Comment 4:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 11 and page12 of the prospectus summary in Amendment No. 3 to provide additional information.

5. We note your response to prior comment 9 and we reissue in part. In your risk factors summary, please expand your disclosure of the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss:

•	Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;

•

The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your ADSs; and

•

Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 8 and page 9 of Amendment No. 3 to discuss the specific risks requested by the Staff. The Company has also provided a cross-reference to “Risk Factors—Risks related to doing business in China and our international operations” beginning on page 47 of Amendment No. 3.

Our Pipeline, page 2

6. We note your response to prior comment 7 and we reissue in part. With regard to NBTXR3, we note your response that your response letter states that the Company is not currently pursuing this candidate for the treatment of STS “in China,” whereas your revisions to footnote 2 to the pipeline table states: “At present, the Company is not pursuing NBTXR3 in relation to this soft tissue sarcoma indication.” As it does not appear to be otherwise addressed in your prospectus disclosures, please confirm whether or not the Company is currently pursuing NBTXR3 for the treatment of STS in any of its other licensed territories in the world. We reiterate that if the Company will not be involved in the further development or commercialization of NBTXR3 for STS in its licensed jurisdictions, it would appear that this program is not sufficiently material to your operations to warrant highlighting it in the pipeline table. Please explain in your response why you believe it is appropriate to include NBTXR3 for STS in the pipeline table, making clarifying revisions to your narrative disclosures throughout the registration statement as appropriate, or remove.

Securities and Exchange Commission	- 5 -	September 21, 2021

Response to Comment 6:

The Company acknowledges the Staff’s comment and revised the pipeline table on pages 2 and 133 of Amendment No. 3 to remove NBTXR3 for STS from the pipeline table.

Risk Factors, page 18

7. We note your response to prior comment 13 and we reissue in part. Please further revise your disclosure to:

•

Separately highlight as a risk factor, under appropriate caption, that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.

•

Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 48 of Amendment No. 3 to add a separate risk factor under “Risk Factors—Risks related to doing business in China and our international operations” highlighting the possibility that the Chinese government may intervene or influence its operations, which could result in a material change in its operations and/or the value of its ADSs, and the risk that any such action could significantly limit or completely hinder its ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 122

8. We note your response to comment 14. Your disclosure on page 123 indicates most of your research and development expense relates to licensing fees. Please provide a breakdown of licensing fees by the programs described on page 129.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 127 of Amendment No. 3 to provide a breakdown of licensing fees by program.

Securities and Exchange Commission	- 6 -	September 21, 2021

Our Pipeline, Our Strategy to seek regulatory approval of NBTXR3 in China, page 150

9. We note that you have revised your pipeline disclosure to discuss your estimates of the addressable market for various product candidates. For instance, we note the following statement on page 150 regarding NBTXR3: “We believe NBTXR3 has the potential to be used in the treatment of up to 925,000 patients in China each year across our current potential solid tumor target indications, including an estimated 25,000 patients with locally advanced head and neck cancer, up to 150,000 patients with other solid tumors (with or without additional chemotherapy), and up to 750,000 patients in combination with radiotherapy and immunotherapy.” Please expand this and all similar disclosures to describe how you developed these beliefs and estimates, and provide the sources upon which you are basing your calculations as well as any material assumptions and limitations associated with your estimates.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page ii of Amendment No. 3 to describe how it developed its estimates of the addressable market for its various product candidates and to identify the types of sources it referenced for the population and epidemiological data used its calculations.

Nanobiotix License, Development and Commercialization Agreement, page 171

10. With respect to the Nanobiotix Agreement, we note your reference on pages 170-171 of the amendment to “tiered low double-digit royalties.” Please revise to narrow the royalty range disclosed for this agreement to no more than ten percentage points.

Response to Comment 10:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 176 of Amendment No. 3 to narrow the royalty range disclosed for this agreement.

Note 3. Material Agreements, page F-16

11. We note your response to comment 22. With respect to the conversion of MyoKardia warrants and Tarsus warrants, the conversion would be calculated based on the fair market value of Lian Cardiovascular, Lian Bio and the appreciation of the value in the Lian Ophthalmology, respectively. You also state that the QED warrants may be converted into ordinary shares of the Company. Please address the following:

•

As the warrants have a conversion feature to convert from shares of a subsidiary of the company into the shares of the Company, please provide us a detailed analysis of why you believe the conversion features for your agreements is clearly and closely related to the host instrument.

Securities and Exchange Commission	- 7 -	September 21, 2021

•	Explain why you believe the settlement amount is for a fixed number of shares. Refer to ASC 815-15-25-1c.

•	Disclose the terms of the conversion feature of the QED warrants into the Company’s common stock.

•

For the MyoKardia warrants, you disclose on page F-16 two different ways the warrants may convert into the Company’s common stock. Please clarify which methodology is appropriate or clarify how the two methodologies are used to determine the conversion rate into the Company’s common stock.

•	For all of your agreements, disclose the number of shares of the Company’s common stock the warrants could convert into at the end of each period presented.

•

We acknowledge your response to the third bullet of comment 22. In order for us to understand your conclusion that the warrants are indexed to the Company’s stock, please tell us the nature of the operations of Lian Cardiovascular and Lian Oncology and why you believe, if such is the case, that these entities represent substantive subsidiaries. Refer to ASC 815-40-15-5C. In this regard, we note in your response that the warrants issued to purchase shares of Lian Oncology were issued on the same date as the Seed Funding, which appears to imply Lian Oncology was recently formed and not a substantive subsidiary. In addition, clarify why you believe the warrants to purchase 170,000 ordinary shares in Lian Cardiovascular, valued at $33.8 million, is an appropriate valuation in relation to Lian Cardiovascular’s operations. Tell us when Lian Cardiovascular was formed and the extent that Lian Cardiovascular contributes to your results of operations. Tell us how the value of the warrants compares to the total enterprise value of the Company.

Response to Comment 11:

The Company acknowledges the Staff’s comment and respectfully advises the Staff:

•

With respect to the first bullet of Comment 11, the Company concluded that the conversion feature is clearly and closely related to its warrant equity host and, therefore, pursuant to ASC 815-15-25-1a, the conversion feature should not be bifurcated from the warrant host and accounted for as a derivative liability. The following is a summary of the factors the Company considered as part of its analysis:

•

The Company first analyzed the type of host contract in which the conversion feature is embedded. The Company’s warrant host instrument does not contain any provisions related to redemption and fixed dividend rights, nor was there a collateral requirement. Instead, the warrants represent a contract to purchase equity in a subsidiary, with a conversion option to potentially settle in warrants to purchase equity of the parent entity, which are indicators of an equity host.

Securities and Exchange Commission	- 8 -	September 21, 2021

•

When considering whether the conversion feature is clearly and closely related to the equity host, the Company notes that conversion features are generally considered clearly and closely related to equity hosts. Additionally, although the guidance for determining whether an instrument is considered indexed to a reporting entity’s own stock in ASC 815-40-15-5 through 15-8 is not required to be used in the assessment of clearly and closely related under ASC 815-15-25-1(a), it may provide additional evidence for making the determination. As the warrants are indexed to the Company’s stock, the Company believes this is an additional indicator that the conversion feature is clearly and closely related to the equity host contract.

•

With respect to the second bullet of Comment 11, the Company respectfully advises the Staff that it has concluded that the settlement amount is for a fixed number of shares. Although the settlement does include anti-dilution provisions and the warrant agreements stipulate that the number of shares may vary depending on the fair value of the Company’s shares, such provisions do not cause an instrument to be debt classified when analogizing to ASC 480-10-25-8, and as such would not be indicative of a debt host. Further, the Company notes that the monetary value (fair value of the shares obligated at the settlement date) is unknown.

•	With respect to the third bullet of Comment 11, the Company has revised the disclosure on page F-15 of Amendment No. 3 in response to the Staff’s comment.

•	With respect to the fourth bullet of Comment 11, the Company has revised the disclosure on page F-16 of Amendment No. 3 in response to the Staff’s comment.

•

With respect to the fifth bullet of Comment 11, the Company respectfully advises the Staff that the warrants are not convertible into ordinary shares of the Company until the Company provides a notice to the warrantholders a certain period of time in advance of when it intends to file a registration statement with the SEC in connection with its initial public offering. As the Company had not intended to file its registration statement in connection with its initial public offering within the notice period pursuant to the warrants in any of the periods presented, the Company does not believe this historical information is material to investors as the warrantholders did not have a right to convert the warrants into ordinary shares of the Company during such periods. However, the Company advises the Staff that it will disclose the number of ordinary shares into which the warrants will be converted as of a recent date in a subsequent amendment to the registration statement.

•

With respect to the sixth bullet of Comment 11, the Company has concluded the subsidiaries are substantive entities and are not shell or holding companies. Each of the subsidiaries was strategically organized by therapeutic area, with each of the licensing agreements residing at the respective subsidiary’s entity depending on with which

Securities and Exchange Commission	- 9 -	September 21, 2021

therapeutic area the product candidate was associated. As part of the licensing agreements, each of the subsidiaries are charged the costs related to the outsourced research and development activities performed to eventually bring the product to market. Although the Company acknowledges that there will be additional operational activities in the future for successful product candidates, the Company believes that the current activities of developing the product candidate via the licensing agreements represent substantial operations for the current state of the Company.

•

When considering the relative fair value of the subsidiaries compared to the total enterprise value, given that the license agreements and the activities related to the development of the product candidates reside at each of the respective therapeutic areas, a substantial portion of the overall enterprise value of the Company is dependent on the individual fair values of the subsidiaries and as such, will fluctuate depending on various factors, including the development stage, receipt of regulatory approval, and successful commercialization of the product candidates.

12. For each agreement discussed in Notes 3 and 12 in which milestone payments are payable, provide a breakdown of the amount of payments due for each type of milestone (e.g. development, regulatory, and sales).

Response to Comment 12:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages F-15 through F-19 and pages F-30 through F-31 of Amendment No. 3 to provide the additional information requested.

13. Refer to your response to the last bullet of comment 20 with respect to your Pfizer Strategic Collaboration discussed on page F-16. Please address the following:

•

Please help us understand why you believe the Pfizer agreement does not represent a collaborative arrangement as defined under ASC 808-10-20. Based on Exhibit 10.12, it appears that your collaboration agreement with Pfizer falls under ASC 808. In this respect we note that Pfizer is providing funding for development costs and actively participates in the joint steering and collaboration committees. We also note that Pfizer has certain Opt-In and Right of first negotiation rights discussed in Articles 2 and 3 of the agreement and Pfizer has the right to a license for all Inventions invented or otherwise developed or generated jointly by both Parties as discussed in Article 6.

•

ASU 2018-18 discusses certain transactions between collaborative participants that should be accounted for as revenue under ASC 606. Please clarify why your collaborative arrangement does not fall under ASC 606, in which case it would appear the payments would be recorded as deferred revenue until the qualifying expenses have been incurred.

Securities and Exchange Commission	- 10 -	September 21, 2021

•

You appear to be an early stage biotech in which research and development activities would be part of your ongoing major and central operations. Since research and development activities appear to be part of your ongoing major and central operations, it does not appear that recording the upfront payment as a reduction of research and development is appropriate. Refer to 808-10-55-5 by analogy. Please revise your policy or tell us why recording the amount as contra-research and development expense is appropriate.

Response to Comment 13:

The Company acknowledges the Staff’s comment and respectfully advises the Staff:

•

As it relates to the Pfizer agreement, the Company reviewed the definition of a collaborative arrangement under ASC 808-10-20 and noted that there are three key criteria that must be met to qualify as a collaborative arrangement: (i) involvement of active participants, (ii) involvement in a joint operating activity, and (iii) exposure to significant risks and rewards. The Company acknowledges and agrees with the Staff that both Pfizer and the Company are active participants and the arrangement involves a joint operating activity. However, the Company respectfully notes that Pfizer is not exposed to significant risks and rewards.

As it relates to exposure to significant risks, pursuant to the agreement, Pfizer’s contributions are capped at $70 million, which consists of the nonrefundable research deposit of $20 million and potential contingent payments of up to $50 million. At contract commencement, the only at-risk funds are related to the nonrefundable deposit of $20 million. Such contributions are restricted and cannot be utilized by the Company until Pfizer exercises its opt-in right. The Company respectfully notes that Pfizer’s consideration is fixed and the total costs the Company will incur for the research and development are variable and would likely exceed Pfizer’s initial contribution. As such, the Company determined that Pfizer is not significantly exposed to the risks of the research and development project.

As it relates to exposure to significant rewards, Pfizer is not entitled to any rewards at the commencement of the agreement. As noted by the Staff, for products for which Pfizer has opted-in, upon regulatory approval, Pfizer also has the right of first negotiation. If the right to opt-in is exercised, Pfizer would not receive significant rewards until the product receives regulatory approval and Pfizer successfully negotiates a commercialization agreement with the Company, in which Pfizer might be provided a commercialization license with a right to potential future royalties. As such events are not guaranteed and depend on various future factors that are outside of the control of the Company and Pfizer, the Company determined that Pfizer is not exposed to significant rewards under the agreement. Accordingly, as the Pfizer agreement does not meet all three criteria in the definition of a collaborative arrangement, the Company concluded that the agreement was not within the scope of ASC 808.

Securities and Exchange Commission	- 11 -	September 21, 2021

•

In response to the Staff’s comment to clarify why the Pfizer agreement does not fall within the scope of ASC 606, the Company respectfully notes that Pfizer is not considered a customer, as defined in ASC 606, as Pfizer did not transact with the Company to obtain goods and services that are an output of the Company’s ordinary activities. As the Staff noted, the Company is an early stage biotech company, in which research and development activities are part of its ongoing major and central operations. However, the Company respectfully notes its ongoing and central operations generally include entering into licensing arrangements, performing research and development activities on its own behalf, and paying contract research organizations to perform research and development activities and run clinical trials on the Company’s behalf. Historically, the Company has never performed research and development activities for another party. Further, the Company notes that performing research and development activities on behalf of another party does not generate a return for the Company’s owners. Accordingly, the Company determined the Pfizer agreement was outside the scope of ASC 606.

The Company has also performed an alternative view analysis to determine whether a different accounting conclusion would be reached if the research and development activities performed under the Pfizer agreement were considered part of the Company’s ordinary activities. Under such alternative analysis, the Company notes that Pfizer would still not be considered a customer, as defined in ASC 606, as under the terms of the agreement, Pfizer does not receive and does not control the outputs from the research and development activities performed. The agreement specifically states that any and all inventions invented or otherwise developed, including the patent rights claiming the composition of matter, use, formulation or manufacture of such products, will be solely owned by the Company. As nothing transfers to Pfizer under this agreement, a vendor/customer relationship does not exist. Accordingly, the Company determined that under this alternative analysis, the Pfizer agreement still would be outside the scope of ASC 606.

Based on the Company’s analysis, as the Pfizer agreement is not within the scope of ASC 808 or ASC 606, the Company determined the agreement is akin to a research and development funding arrangement, whereby Pfizer is an investor funding a small portion of the research and development activities. As such, the Company determined that the agreement should be accounted for under ASC 730-20. Pursuant to ASC 730-20, the Company concluded recording the nonrefundable research deposit as contra-research and development expense is appropriate.

Notes to Consolidated Financial Statements, Note 9. Equity, Non-controlling Interest, page F-26

Securities and Exchange Commission	- 12 -	September 21, 2021

14. You state on page 10 that all of your subsidiaries are 100% owned. However, you have classified the warrants issued at the subsidiary level as non-controlling interest, even though those warrants are unexercised as of the end of each period presented. Please tell us why classification as a non-controlling interest is appropriate.

Response to Comment 14:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company determined that the warrants issued at the subsidiary level, which are equity classified, should be presented as non-controlling interest in the consolidated financial statements pursuant to ASC 810-45-16a(b), where a financial instrument (or an embedded feature) issued by a parent or a subsidiary for which the payoff to the counterparty is based on stock of the consolidated subsidiary and that is considered indexed to the entity’s own stock in the consolidated financial statements of the parent should be presented as non-controlling interest.

*    *    *

Securities and Exchange Commission	- 13 -	September 21, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	Yizhe Wang, Ph.D. (LianBio)